

December 10, 2010

Anthony Macaluso, CEO
Single Touch Systems Inc.
2235 Encinitas Boulevard, Suite 210
Encinitas, CA 92024

> **Re: Single Touch Systems Inc.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2010**
> **File No. 333-170593**
>
> **Form 10-K**
> **Filed January 14, 2010**
> **File No. 000-53744**

Dear Mr. Macaluso:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1.   Given Mr. Macaluso's interest in this offering and the proceeds thereof, please provide us with your analysis as to whether he should be named as an underwriter. Refer to Section 2(a)(11) of the Securities Act.

2.   Please file audited financial statements for the fiscal year ended September 30, 2010 with your next amendment. Refer to Item 8-08(b) of Regulation S-X.

Executive Compensation, page 21

3.   Please update the disclosure in this section to reflect compensation paid to your executive officers in your most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

Plan of Distribution, page 34

4.   We note the disclosure in this section that Mr. Macaluso and the selling stockholders have entered into an agreement that places limitations on the ability of the selling stockholders to sell the shares being offered. Please provide a materially complete description of the terms of this agreement in this section. Refer to Item 508(c) of Regulation S-K. Also, file the agreement as an exhibit to your registration statement.

Form 10-K filed January 14, 2010

Cover Page

5.   We note that on the cover page of your Form 10-K you disclose the aggregate market value of your voting and non-voting common equity held by non-affiliates as of September 30, 2009. Form 10-K requires that this disclosure be made as of the last business day of your most recently completed second fiscal quarter. In your response letter, please provide the aggregate market value of your voting and non-voting common equity held by non-affiliates as of March 31, 2009. Also, confirm that you will provide the correct market capitalization disclosure for the correct measurement date in your future Form 10-K filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (858) 926-3001
         Hayden Trubitt, Esq.
         Stradling Yocca Carlson & Rauth